EXHIBIT 99.1

VIZSLA SILVER DRILLS MULTIPLE HIGH-GRADE INTERCEPTS, INCLUDING 1,017 G/T SILVER & 8.19 G/T GOLD OVER 13 METRES TRUE WIDTH AT COPALA

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, June 12, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 12 new drill holes targeting the Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported drilling, designed to infill near-surface mineralization, successfully confirmed high-grade continuity throughout Copala.

Highlights

•	CS-24-354 returned 1,503 grams per tonne (g/t) silver equivalent (AgEq) over 13.00 metres true width (mTW) (1,017 g/t silver and 8.19 g/t gold)
•	Including 6,229 g/t AgEq over 1.40 mTW (4,124 g/t silver and 35.11 g/t gold)
•	And 3,813 g/t AgEq over 1.31 mTW (2,540 g/t silver and 21.30 g/t gold)
•	CS-24-344 returned 1,363 g/t AgEq over 8.70 mTW (1,096 g/t silver and 5.18 g/t gold)
•	Including 10,516 g/t AgEq over 0.66 mTW (8,720 g/t silver and 36.60 g/t gold)
•	CS-24-352 returned 2,872 g/t AgEq over 5.00 mTW (1,378 g/t silver and 22.95 g/t gold)
•	Including 4,681 g/t AgEq over 2.75 mTW (2,115 g/t silver and 39.10 g/t gold)
•	CS-24-347 returned 2,440 g/t AgEq over 6.00 mTW (1,882 g/t silver and 10.31 g/t gold)
•	Including 4,957 g/t AgEq over 2.39 mTW (3,859 g/t silver and 20.51 g/t gold)

"New drill results from our ongoing Copala infill program continue to demonstrate excellent continuity of high-grade silver and gold mineralization," commented Michael Konnert, President & CEO. "As we reduce the drill spacing at Copala, focused on converting mineralization to higher confidence resource categories, we continue to expand the high-grade precious metals core of the main structure, and in-turn the overall potential minable inventory. This is important as we progress through our 2024 de-risking initiatives including the delivery of a Preliminary Economic Assessment planned for early Q3."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The precious metals dominant Copala Structure, located in the western portion of the Panuco district, is situated ~800 m to the east of the Napoleon vein. Copala currently hosts Indicated Resources of 83.3 Moz AgEq at 573 g/t AgEq and Inferred Resources of 48.3 Moz AgEq at 476 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024). Interpretations by Vizsla geologists indicate Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~65° in the southern sector).

Resource drilling at Copala has now traced mineralization along ~1,770 metres of strike length and ~400 metres down dip. The recently completed batch of infill drilling consisted of 11 holes drilled at ~50 m centres in the shallow high-grade zone of north-central Copala and one hole drilled in a previously identified deep high-grade zone in the southern extent. The infill holes drilled in the north-central zone targeted only the main Copala structure, but some holes intercepted Copala 3 and Copala 4 along the way. Additionally, holes CS-24-348 and CS-24-352 intercepted broad mineralized structures of 16.80 m and 17.50 m TW respectively, with high-grade zones internally diluted by lower-grade crackle breccia zones (see table 1). Broad intercepts consisting of mixed banded vein, stockwork and crackle breccia zones are common in north central Copala. Cymoid loops are also common in some vein sectors, as shown by the multiple vein intercepts on Copala 4 by CS-24-345 (see table 1).

Infill drilling completed to date in various parts of Copala have successfully confirmed high-grade mineral continuity. Extension drilling completed in the south has expanded mineralization by ~100m downdip to the east, marked by hole CS-23-330. Additionally, drilling along the southern extents of Copala has highlighted that the main structure gets steeper at depth (~65°) and develops narrower vein splays carrying significant silver and gold grades (Copala 3 and Copala 4). The recently reported Copala 4 splay vein sits between Cristiano and Copala, approximately 75m west of Copala, whereas Copala 3 sits less than 50m to the east of Copala main on the hanging wall side. Drilling to date has traced Copala 4 for approximately 300 m along strike and 400 m down dip. Copala 3 is more irregular in terms of grade and thickness along strike (locally forms sparse high-grade pockets), but overall, the structure has been traced over 400 m long by 400 m down dip.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. The black dash outlines represent Copala 2 in the north and Copala 4 vein in the south. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala structure, Cristiano and Tajitos veins with completed drilling. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-24-344	546.90	547.20	0.30	0.16	602	2.03	691	Copala 3
CS-24-344	561.95	573.90	11.95	8.70	1,096	5.18	1,363	Copala
Includes	563.10	564.00	0.90	0.66	8,720	36.60	10,516
CS-24-345	No significant values							Copala 3
CS-24-345	401.45	406.85	5.40	5.00	414	1.85	508	Copala
Includes	402.50	404.55	2.05	1.89	844	4.04	1,054
CS-24-345	451.50	453.00	1.50	0.84	131	1.38	217	Copala 4
CS-24-345	456.00	457.50	1.50	0.84	153	1.25	227	Copala 4
CS-24-345	466.10	466.50	0.40	0.23	338	2.23	465	Copala 4
CS-24-346	No significant values							Copala 3
CS-24-346	388.00	393.25	5.25	2.75	720	10.77	1,414	Copala
CS-24-346	441.00	444.00	3.00	1.30	177	0.81	219	Copala splay
CS-24-347	258.00	259.00	1.00	0.90	367	4.56	655	Copala 3
CS-24-347	287.85	294.00	6.15	6.00	1,882	10.31	2,440	Copala
Includes	289.00	291.45	2.45	2.39	3,859	20.51	4,957
CS-24-347	299.75	300.30	0.55	0.40	186	0.60	212	Copala splay
CS-23-348	333.85	337.50	3.65	3.45	439	3.89	674	Copala
Includes	335.25	336.00	0.75	0.71	946	10.80	1,622
CS-23-348	349.50	351.50	2.00	1.95	1,312	5.39	1,574	Copala
Includes	350.50	351.50	1.00	0.95	2,390	9.60	2,852
CS-23-349	338.15	340.75	2.60	2.45	130	0.82	176	Copala
CS-23-349	375.45	376.80	1.35	1.35	214	0.82	253	Copala splay
CS-23-350	328.50	334.55	6.05	4.05	636	1.97	717	Copala
Includes	333.05	334.55	2.50	1.67	1,265	3.50	1,398
CS-24-351	336.35	338.8	2.45	2.40	1,541	5.52	1,791	Copala
Includes	336.85	337.55	0.70	0.69	4,710	16.75	5,467
CS-24-351	343.05	343.75	0.70	0.65	208	0.885	252	Copala splay
CS-24-352	140.00	144.25	4.25	3.25	137	1.09	201	Copala 3
CS-24-352	198.00	201.00	3.00	2.80	572	4.53	840	Copala
Includes	199.50	201.00	1.50	1.40	1,050	8.46	1,553
CS-24-352	211.80	217.25	5.45	5.00	1,378	22.95	2,872	Copala
Includes	213.00	216.00	3.00	2.75	2,115	39.10	4,681
CS-24-353	No significant values							Copala
CS-24-354	133.30	135.00	1.70	1.39	188	1.15	252	Copala 3
CS-24-354	153.50	168.30	14.80	13.00	1,017	8.19	1,503	Copala
Includes	153.50	155.10	1.60	1.40	4,124	35.11	6,229
Includes	157.55	159.05	1.50	1.31	2,540	21.30	3,813
CS-24-355	174.30	189.00	14.70	12.30	150	1.57	247	Copala
Includes	176.55	177.10	0.55	0.46	323	6.52	754
Includes	184.50	185.70	1.20	1.00	554	3.78	771

Table 1: Downhole drill intersections from the holes reported for Copala structure, Copala 3, FW Splay and Copala 4 veins.

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 91% for silver and 94% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Copala vein (see press release dated August 16, 2023).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-24-344	405,210	2,586,350	661	257.4	-64.2	639.0
CS-24-345	404,910	2,586,771	678	269.0	-68.7	540.0
CS-24-346	404,843	2,586,894	651	291.0	-76.6	498.0
CS-24-347	404,758	2,587,035	597	288.4	-60.2	345.0
CS-24-348	404,842	2,586,894	651	286.8	-64.5	394.5
CS-24-349	404,846	2,587,119	573	267.5	-69.4	390.0
CS-24-350	404,835	2,587,002	596	272.7	-73.3	376.5
CS-24-351	404,846	2,587,119	573	275.7	-60.9	396.0
CS-24-352	404,653	2,587,159	568	242.7	-71.1	295.5
CS-24-353	404,653	2,587,159	568	251.9	-51.6	225.0
CS-24-354	404,653	2,587,160	568	289.0	-65.0	228.0
CS-24-355	404,674	2,587,217	533	318.9	-34.3	231.0

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

Stock Option and Restricted Share Unit Grant

The Company announces that, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, it has granted 6,050,000 stock options ("Options") at an exercise price of $2.26 and 775,000 restricted share units (each, an "RSU") to directors, officers, employees and consultants of the Company. The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.

The Options are subject to the approval and policies of the TSX Venture Exchange and the NYSE American.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +30,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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CNW 07:00e 12-JUN-24